



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F

Form 20-F   X   Form 40-F   _____

Indicate by check mark whether the registrant by furnishing the information contained in this
form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b)
under the Securities Exchange Act of 1934

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3 – 2(b) 82 - _____

26 February 2002

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

No of Reports in announcement: 1

1   Name of director:
Philip Broadley

2   Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director named above

3   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Rock Nominees Limited.

4   Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

N/A

5   Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/non-discretionary:

Purchase of shares for an ISA for the benefit of Philip Broadley

6   Number of shares/amount of stock acquired:

1,038

7   Percentage of issued class:

Less than 0.00006%

8   Number of shares/amount of stock disposed:

N/A

9   Percentage of issued class:

N/A

10   Class of security:

Shares of 5p each

11   Price per share:

£6.6523

12   Date of transaction:

26 February 2002

13   Date company informed:

26 February 2002

14   Total holding following this transaction:

Beneficial: 81,326
Non-beneficial: 4,900

15   Total percentage holding of issued class following this notification:

Beneficial less than 0.005%
Non-beneficial: less than 0.0003%

If a director has been granted options by the company, please complete the following fields:

16   Date of grant:

N/A

17   Period during which or date on which exercisable:

N/A

18   Total amount paid (if any) for grant of the option:

N/A

19   Description of shares or debentures involved: class, number:

N/A

20   Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

21   Total number of shares or debentures over which options held following this notification:

N/A

Additional information:

Purchase of 1,038 shares for the use in an ISA in tax year 2001/2002

-ENDS-

Contact name for Enquiries

Jennie Webb
020 7548 6027

Company official responsible for making notification

Tony Lee, Deputy Group Secretary
020 7548 3805



SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 28 February 2002

By: _____

Title: Deputy Group Company Secretary